MANAGEMENT'S REPORT
Management’s Responsibility on Financial Statements
The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
Deloitte LLP, an independent registered public accounting firm appointed by the shareholders, has conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.
Management’s Report On Internal Control Over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2014.

Signed by:

“Ross G. Clarkson”	“Randy C. Neely”

Ross G. Clarkson	Randy C. Neely
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 3, 2015

2014	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants
March 3, 2015
Calgary, Canada

2	2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report March 3, 2015 expressed an unmodified opinion on those financial statements.

Chartered Accountants
March 3, 2015
Calgary, Canada

2014	3

Consolidated Statements of Earnings and Comprehensive Income
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Notes	2014	2013
REVENUE
Oil sales, net of royalties	5	$274,594	$315,316
Finance revenue	6	321	362
Other revenue	7	9,250	—
		284,165	315,678

EXPENSES
Production and operating		76,468	65,791
General and administrative		29,866	27,569
Foreign exchange (gain) loss		(6,486)	(5,042)
Finance costs	6	7,567	9,130
Exploration		669	136
Depletion, depreciation and amortization	13	51,589	49,414
Unrealized (gain) loss on financial instruments	17	(11,589)	(5,254)
Impairment loss	12, 13	71,373	30,071
		219,457	171,815

Earnings before income taxes		64,708	143,863

Income tax expense (recovery) – current	11	63,039	88,851
– deferred	11	(9,813)	(3,500)
		53,226	85,351
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		$11,482	$58,512

Earnings per share	21
Basic		$0.15	$0.79
Diluted		$(0.02)	$0.65
See accompanying notes to the Consolidated Financial Statements.

4	2014

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2014	December 31, 2013
ASSETS
Current
Cash and cash equivalents	8	$140,390	$122,092
Accounts receivable	9	117,575	148,284
Prepaids and other		16,872	8,460
Product inventory		—	1,525
		274,837	280,361
Non-Current
Restricted cash	10	1,548	1,546
Deferred financing costs	16	1,572	2,678
Intangible exploration and evaluation assets	12	100,594	89,991
Property and equipment
Petroleum properties	13	261,737	288,756
Other assets	13	5,590	4,288
Goodwill	14	8,180	8,180
		$654,058	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities	15	$45,150	$38,392
		45,150	38,392
Non-Current
Convertible debentures	17	69,093	87,539
Deferred taxes	11	39,050	48,863
Other long-term liabilities		665	816
		153,958	175,610

SHAREHOLDERS’ EQUITY
Share capital	19	164,006	160,561
Contributed surplus		19,427	15,692
Retained earnings		316,667	323,937
		500,100	500,190
		$654,058	$675,800
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

2014	5

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	Notes	2014	2013

Share Capital
Balance, beginning of year	19	$160,561	$158,721
Stock options exercised	19	2,562	372
Transfer from contributed surplus on exercise of options	19	883	1,468
Balance, end of year		$164,006	$160,561

Contributed Surplus
Balance, beginning of year		$15,692	$11,714
Share-based compensation expense	20	4,618	5,446
Transfer to share capital on exercise of options		(883)	(1,468)
Balance, end of year		$19,427	$15,692

Retained Earnings
Balance, beginning of year		$323,937	$265,425
Net earnings and total comprehensive income		11,482	58,512
Dividends	22	(18,752)	—
Balance, end of year		$316,667	$323,937
See accompanying notes to the Consolidated Financial Statements.

6	2014

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2014	December 31, 2013
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$11,482	$58,512
Adjustments for:
Depletion, depreciation and amortization	13	51,589	49,414
Deferred lease inducement		442	449
Impairment loss	12, 13	71,373	30,071
Share-based compensation	20	5,914	5,264
Finance costs	6	7,567	9,130
Income tax expense		53,226	85,351
Unrealized (gain) loss on financial instruments		(11,589)	(5,254)
Unrealized (gain) loss on foreign currency translation		(6,476)	(4,968)
Income taxes paid		(63,039)	(88,851)
Changes in non-cash working capital	26	26,488	60,390
Net cash generated by (used in) operating activities		146,977	199,508

INVESTING
Additions to intangible exploration and evaluation assets	12	(36,682)	(61,501)
Additions to petroleum properties	13	(68,474)	(66,703)
Additions to other assets	13	(2,383)	(966)
Changes in restricted cash		(2)	(764)
Changes in non-cash working capital	26	3,476	(2,021)
Net cash generated by (used in) investing activities		(104,065)	(131,955)

FINANCING
Issue of common shares for cash	19	2,562	1,301
Deferred financing costs		—	(2,221)
Interest paid		(7,289)	(7,277)
Increase in long-term debt		—	23,550
Repayments of long-term debt		—	(42,000)
Dividends paid	22	(18,752)	—
Increase (decrease) in other long-term liabilities		(546)	(561)
Net cash generated by (used in) financing activities		(24,025)	(27,208)
Currency translation differences relating to cash and cash equivalents		(589)	(1,227)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		18,298	39,118
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		122,092	82,974
CASH AND CASH EQUIVALENTS, END OF YEAR		$140,390	$122,092
See accompanying notes to the Consolidated Financial Statements.

2014	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2014 and December 31, 2013 and for the years then ended
(Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of December 31, 2014.
These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 3, 2015.
Basis of measurement
The accounting policies used in the preparation of these Consolidated Financial Statements are described in Note 3, Significant Accounting Policies.
The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 4.
Functional and presentation currency
In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars. All values are rounded to the nearest thousand except when otherwise indicated.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. The Consolidated Financial Statements include the financial statements of the Company and its controlled subsidiaries.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Joint operations
The Company conducts many of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company's share in such activities.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. The Company's reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period or when the transaction was entered into if it occurred during the period and the functional currency equivalent translated at the exchange rate at the end of the period.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

8	2014

Use of estimates and judgments
Timely preparation of the financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the cash-generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments and each PSC is typically defined as a separate CGU. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2014 and December 31, 2013, the recoverable amounts of the Company's CGU's were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil reserves of each CGU based on reserves estimated by the Company's independent reserve evaluator.
Key input estimates used in the determination of cash flows from oil reserves include the following:

•
Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may result in reserves being restated.

•
Oil prices - The cash flow model uses forward oil price estimates. Commodity prices have fluctuated significantly in recent years, and the forward price estimates used in the cash flow model may not align with actual future oil prices.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2014 and were based on fair value less costs to sell calculations, using a discount rate of 15% on future after-tax cash flows and the following forward oil price estimates per the independent reserve evaluator:

	Egypt	Yemen
Year	Oil $/Bbl	Oil $/Bbl
2015	57.36	—
2016	63.21	—
2017	69.27	—
2018	75.67	—
2019	82.19	—
Thereafter*	2.0%	—%
* Percentage change represents the increase in each year after 2019 to the end of the reserve life.
Depletion of petroleum properties
Depletion of petroleum properties is calculated based on total Proved plus Probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserve evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Income taxes
The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.
Financial instruments
The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

2014	9

Asset retirement obligations
Future abandonment and reclamation costs have been assessed a zero value and are therefore not presented in the Company's Consolidated Financial Statements. In accordance with all of the Company's Production Sharing Concessions ("PSCs"), the Company does not at any time hold title to the lands on which it operates, and title to fixed and movable assets is transferred to the respective government when its total cost has been recovered through cost recovery, or at the time of termination of the PSC. Since the Company will not hold title to the land or the assets at the termination of the PSC, the Company does not have a legal obligation, nor the legal ability to decommission the assets. Furthermore, there is no explicit contractual obligation under the Company's PSCs for abandonment of assets or reclamation of lands upon termination of the PSCs.
Recoverability of accounts receivable
The recoverability of accounts receivable due from EGPC is assessed to determine the carrying value of accounts receivable on the Company's Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the entire accounts receivable balance in full.
Cash equivalents
Cash equivalents includes short-term, highly liquid investments that mature within three months of the date of their purchase.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, restricted cash and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

10	2014

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each CGU is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Goodwill
Goodwill arises on the acquisition of businesses.
Recognition and measurement
Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in earnings.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.
Goodwill is not amortized but instead tested for impairment annually, or at any time there are indications of impairment.
Product inventory
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
Impairment
Financial assets carried at amortized cost
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.

2014	11

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.
Non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets and goodwill, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the CGUs on a pro-rata basis.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
For goodwill, the recoverable amount is estimated each year on December 31. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. Costs of exploring for and evaluating petroleum properties are capitalized and the resulting intangible E&E assets are tested for impairment by reference to CGU’s. E&E assets are assessed for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Any resulting impairment loss is recognized through earnings.
The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. E&E assets are allocated to the CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to D&P assets (petroleum properties).
An impairment loss in respect of goodwill is not reversed.
Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Awards where vesting is conditional upon a market condition are treated as vesting regardless of whether the market condition is satisfied as long as all other conditions are satisfied. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The cost of cash-settled transactions is measured at fair value using the lattice-based trinomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.
The grant date fair value of cash-settled units granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the units. The amount recognized as an expense is adjusted to reflect the actual number of units for which the related service and non-market vesting conditions are met. The liability is re-measured at each reporting date with changes to fair value recognized through profit or loss until it is ultimately settled.

12	2014

Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
Revenue recognition
Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue or used to offset receivables.
Pursuant to the PSCs associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to the respective government. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in earnings, using the effective interest method.
Finance costs comprises interest expense on borrowings, negative changes in the fair value of certain financial assets or liabilities measured at fair value through profit or loss, and impairment losses recognized on financial assets.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.
Foreign currency gains and losses, reported under finance revenue and costs, are reported on a net basis.
Income tax
The Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Business combinations
Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain the benefits from its activities. In assessing control, the Company takes into consideration potential voting rights. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.
The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination has been achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
When the excess is negative, a bargain purchase gain is recorded immediately in earnings.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company.

2014	13

New accounting policies
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 36 (revised) “Impairment of Assets: Recoverable Amounts Disclosures for Non-Financial Assets”
The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The amendments require retrospective application. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.

IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standard which has not yet been applied in these Consolidated Financial Statements has been issued but is not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement . IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers replacing IAS 11 Construction Contracts, IAS 18 Revenue, and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. Disclosure requirements have also been expanded. The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

14	2014

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$140,390	$140,390	$122,092	$122,092
Loans and receivables	119,123	119,123	149,830	149,830
Financial liabilities at fair value through profit or loss	69,093	69,093	87,539	87,539
Other liabilities	45,150	45,150	38,392	38,392
Assets and liabilities at December 31, 2014 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above, and both are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the year.
Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:
• Credit risk
• Market risk
• Liquidity risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.
The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 has resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.
TransGlobe entered into a joint marketing agreement with EGPC in December 2014. The new agreement, which became effective in January 2015, will allow TransGlobe to directly contract oil shipments with international buyers. The Company anticipates that this new marketing agreement will substantially reduce outstanding accounts receivable and credit risk on a go-forward basis.

2014	15

(000s)
Trade receivables at December 31, 2014
Neither impaired nor past due	$27,927
Impaired	—
Not impaired and past due in the following period
Within 30 days	16,490
31-60 days	18,369
61-90 days	18,165
Over 90 days	36,624

In Egypt, the Company sold all of its 2014 and 2013 production to one purchaser. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. As such, the Company uses derivative commodity contracts from time to time as part of its risk management strategy to manage commodity price fluctuations.
The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.
As there were no outstanding derivative commodity contracts at December 31, 2014 or December 31, 2013, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2014 of approximately $7.7 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $6.3 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2014 was $4.2 million (2013 - $6.6 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2014 of approximately $0.5 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.3 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2014 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. Since the Company did not have any amounts drawn on its variable-interest, U.S.-dollar-denominated debt at any time in 2014, the effect of interest rates increasing or decreasing by 1% would have no impact on the Company's net earnings for the year ended December 31, 2014.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

16	2014

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2014:

(000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	$45,150	$45,150	$—	$—	$—
Convertible debentures	Yes - Liability	69,093	—	69,093	—	—
Office and equipment leases [3]	No	8,132	2,500	3,010	1,808	814
Minimum work commitments [4]	No	32,366	750	31,616	—	—
Total		$154,741	$48,400	$103,719	$1,808	$814
[1] Payments exclude on-going operating costs, finance costs and payments required to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2014 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations (see Note 18).
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion and free of any further taxation, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt. To date, the Company has experienced no difficulties with transferring funds abroad.
The existing banking arrangement at December 31, 2014 consists of a Borrowing Base Facility of $85.5 million of which no amount was drawn.
Capital disclosures
The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. Funds flow from operations may not be comparable to similar measures used by other companies.
The Company defines and computes its capital as follows:

(000s)	2014	2013
Shareholders’ equity	$500,100	$500,190
Convertible debentures	69,093	87,539
Cash and cash equivalents	(140,390)	(122,092)
Total capital	$428,803	$465,637

The Company’s debt-to-funds flow ratio is computed as follows:

(000s)	2014	2013
Convertible debentures	$69,093	$87,539
Total debt	69,093	87,539

Cash flow from operating activities	146,977	199,508
Changes in non-cash working capital	(26,488)	(60,390)
Funds flow from operations	$120,489	$139,118
Ratio	0.6	0.6

2014	17

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management philosophy. The Company is also subject to financial covenants in the Borrowing Base Facility (Note 16) that existed as at December 31, 2014. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to net cash generated by (used in) operating activities will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness is defined as the aggregate of all financial indebtedness of the Company, including any outstanding letters of credit or bank guarantees (which are calculated net of any cash in the Company's bank accounts), and excluding any financial indebtedness under the convertible debentures and any other subordinated financial indebtedness approved by the Facility Agent.

•	Current ratio (current assets to current liabilities) will not be less than 1.0 to 1.0.
The Company was in compliance with all financial covenants at December 31, 2014.
5. OIL REVENUE

(000s)	2014	2013
Oil sales	$513,153	$635,496
Less: Royalties	238,559	320,180
Oil sales, net of royalties	$274,594	$315,316
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

(000s)	2014	2013
Interest expense	$6,462	$8,021
Amortization of deferred financing costs	1,105	1,109
Finance costs	$7,567	$9,130
7. OTHER REVENUE
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. ("Caracal"). Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding common shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.3 million in accordance with the terms of the agreement. The reverse termination fee has been presented as other revenue on the Consolidated Statement of Earnings and Comprehensive Income.

8. CASH AND CASH EQUIVALENTS

(000s)	December 31, 2014	December 31, 2013
Cash	$140,390	$82,051
Cash equivalents	—	40,041
	$140,390	$122,092
9. ACCOUNTS RECEIVABLE
Accounts receivable is comprised principally of amounts owed from EGPC. There were no amounts due from related parties and no loans to management or employees as at December 31, 2014 or December 31, 2013.
The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 4.

10. RESTRICTED CASH
As at December 31, 2014, the Company had restricted cash of $1.5 million (December 31, 2013 - $1.5 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 16). This represents the aggregate amount of interest for six months on the loan balance outstanding, plus interest charges for six months on outstanding letters of credit utilized under the facility, based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

18	2014

11. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2014	2013
Balance, beginning of year	$48,863	$52,363
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(12,495)	(8,803)
Non-capital losses carried forward	166	(3,371)
Long-term liabilities	2,700	1,214
Transactions costs	500	279
Share issue expenses	(36)	300
Changes in unrecognized tax benefits	(648)	6,881
Balance, end of year	$39,050	$48,863

The Company has non-capital losses of $58.1 million (2013 - $58.7 million) that expire between 2027 and 2034. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has additional $13.2 million (2013 - $10.3 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSCs on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and East Ghazalat concessions.
Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 25.0% (2013 – 25.0%) to income before taxes as follows:

(000s)	2014	2013
Income taxes calculated at the Canadian statutory rate	$16,177	$35,966
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	4,321	5,224
Changes in unrecognized tax benefits	(648)	6,881
Effect of tax rates in foreign jurisdictions[1]	29,630	36,749
Changes in tax rates and other	3,746	531
Income tax expense	$53,226	$85,351
[1] The statutory tax rates in Egypt and Yemen are 40.55% and 35.0%, respectively.
The Company's consolidated effective income tax rate for 2014 was 82.3% (2013 - 55.5%). The Company's impairment losses in the amount of $71.4 million had a significant impact on the Company's effective income tax rate. Prior to the effect of the impairment losses, the Company's consolidated effective income tax rate for 2014 was 39.1%.
12. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2012	$48,414
Additions	61,501
Transfer to petroleum properties	(10)
Impairment loss	(19,914)
Balance at December 31, 2013	89,991
Additions	36,682
Transfer to petroleum properties	(1,074)
Impairment loss	(25,005)
Balance at December 31, 2014	$100,594

The Company recorded an impairment loss of $25.0 million on its exploration and evaluation assets at year-end 2014. The majority of the impairment loss relates to the Company's Yemen exploration properties (Block 72 and Block 75), which have been written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. The Company relinquished its interest in Block 72 in January 2015 due to ongoing political and tribal turmoil in the vicinity of the block. The Company continues to retain an ownership interest in Block 75, however, there are no current plans for further capital spending on the block. As such, the carrying value of the exploration and evaluation assets associated with these blocks were written off in full as at December 31, 2014. The impairment loss at Block 72 totaled $12.5 million, and the impairment loss at Block 75 amounted to $6.1 million.

In addition, the Company recorded a $6.4 million impairment loss on the exploration and evaluation asset balance associated with the North Dabaa discovery in the East Ghazalat concession, which is not expected to attribute any future value to TransGlobe.

2014	19

In 2013, the Company recorded an impairment loss in the amount of $19.9 million on its exploration and evaluation assets. The impairment related to the South Mariut concession in Egypt and represents all intangible exploration and evaluation asset costs incurred at South Mariut up to December 31, 2013. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at South Mariut, and the Company and its joint interest partner agreed to relinquish the South Mariut lands to the Egyptian Government rather than continue with the next exploration phase.

13. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2012	$387,572	$9,855	$397,427
Additions	66,703	966	67,669
Transfer from exploration and evaluation assets	10	—	10
Balance at December 31, 2013	454,285	10,821	465,106
Additions	68,474	2,383	70,857
Transfer from exploration and evaluation assets	1,074	—	1,074
Balance at December 31, 2014	$523,833	$13,204	$537,037

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2012	$106,677	$5,505	$112,182
Depletion, depreciation and amortization for the year	48,695	1,028	49,723
Impairment loss	10,157	—	10,157
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2013	165,529	6,533	172,062
Depletion, depreciation and amortization for the year	50,199	1,081	51,280
Impairment loss	46,368	—	46,368
Balance at December 31, 2014	$262,096	$7,614	$269,710

Net Book Value
At December 31, 2013	$288,756	$4,288	$293,044
At December 31, 2014	$261,737	$5,590	$267,327

The Company recorded an impairment loss of $46.4 million on its petroleum properties at year-end 2014. The majority of the impairment loss relates to the Company's Yemen producing properties (Block S-1 and Block 32), which have been written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. In January 2015, the Company relinquished its interests in Block 32 in Yemen due to ongoing political and tribal turmoil in the vicinity of the block. The Company's reserves at Block S-1 have been classified as contingent resources as at December 31, 2014 due to the lack of production from the block for an extended period of time. Because there are currently no proved plus probable reserves assigned to Block S-1, the net present value of the oil reserves on the block are assigned a nil valuation, and the net book value of the block has been written off in full. The impairment loss at Block S-1 amounted to $31.5 million, and the impairment loss at Block 32 totaled $1.3 million.

In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $10.2 million on its East Ghazalat petroleum property assets based on fair value less costs to sell estimates. The $10.2 million impairment at East Ghazalat and the $3.3 million impairment at West Bakr were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to reduced quantities of reserves and lower oil prices in late 2014.

A one percent increase in the discount rate used in the impairment assessments would result in an increase in the impairment loss at West Bakr of $2.4 million, and an increase of $0.1 million in the impairment loss at East Ghazalat. A five percent decrease in the forward oil prices used in the impairment assessments would result in an increase in the impairment loss at West Bakr of $12.5 million, and an increase of $1.0 million in the impairment loss at East Ghazalat. Neither a one percent increase in the discount rate nor a five percent decrease in the forward price estimates used in the impairment assessments would result in an impairment loss on the West Gharib concession.
In 2013, the Company recorded an impairment loss in the amount of $10.2 million on its petroleum properties. The impairment related to the East Ghazalat concession in Egypt. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
Future development costs of $55.8 million (2013 - $82.1 million) for Proved and Probable reserves were included in the depletion calculation for the year ended December 31, 2014.

20	2014

14. GOODWILL
The Company recorded no change in the carrying value of its goodwill during the year ended December 31, 2014.
Goodwill was assessed for impairment as at December 31, 2014 and December 31, 2013, and no impairment was recognized as a result of these assessments. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 15%. Neither a one percent increase in the discount rate nor a five percent decrease in the forward price estimates used in the impairment assessments would result in an impairment loss on the goodwill balance.
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2014 or December 31, 2013.
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 4.
16. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2014, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $85.5 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Consolidated Balance Sheets as at December 31, 2014 and December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
17. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2012	$98,742
Fair value adjustment	(5,254)
Foreign exchange adjustment	(5,949)
Balance at December 31, 2013	87,539
Fair value adjustment	(11,589)
Foreign exchange adjustment	(6,857)
Balance at December 31, 2014	$69,093
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.45 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.06 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at December 31, 2014 the convertible debentures were trading at a price of C$82.00 for a C$100.00 par value debenture. As a result, the Company has recognized a net non-cash recovery of $11.6 million for the year ended December 31, 2014.
18. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases (Note 4).
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($16.3 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $18.7 million towards meeting that commitment.

2014	21

Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.5 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $5.0 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.7 million remaining) and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2014, the Company had expended $0.3 million towards meeting that commitment.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2014, no additional fees are due in 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2014.
19. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	December 31, 2014		December 31, 2013
000’s	Shares	Amount	Shares	Amount
Balance, beginning of year	74,600	$160,561	73,794	$158,721
Stock options exercised	640	2,562	806	372
Share-based compensation on exercise	—	883	—	1,468
Balance, end of year	75,240	$164,006	74,600	$160,561

20. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2014		2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,871	9.51	5,110	8.19
Granted	1,208	7.34	2,175	9.17
Exercised	(640)	4.48	(806)	3.50
Cancelled / Forfeited	(412)	10.92	(608)	5.59
Options outstanding, end of year	6,027	9.58	5,871	9.51
Options exercisable, end of year	3,193	10.35	2,621	8.80

22	2014

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Exercise	Outstanding at	Remaining	Average	Exercisable at	Remaining	Average
Prices	December 31, 2014	Contractual	Exercise Price	December 31, 2014	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
3.64-6.00	73	0.0	3.72	73	0.0	3.72
6.01-8.00	1,652	3.1	7.30	519	0.4	7.40
8.01-10.00	2,354	2.9	9.06	1,063	2.4	9.01
10.01-12.00	1,081	2.5	11.45	692	2.4	11.52
12.01-15.68	867	1.4	13.46	846	1.4	13.46
	6,027	2.6	9.58	3,193	1.8	10.35

Share–based compensation
Compensation expense of $4.6 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during year ended December 31, 2014 (2013 - $5.4 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2014	2013
Weighted average fair market value per option (C$)	1.91	2.87
Risk free interest rate (%)	1.13%	1.16%
Expected volatility (based on actual historical volatility) (%)	41.35%	46.41%
Dividend rate	2.00%	—
Expected forfeiture rate (non-executive employees) (%)	8.26%	8.14%
Suboptimal exercise factor	1.25	1.25
All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2014, employees exercised 640,000 (2013 – 806,000) stock options. The fair value related to these options was $0.9 million, (2013 - $1.5 million) at time of grant and has been transferred from contributed surplus to share capital. As at December 31, 2014 and December 31, 2013, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at December 31, 2014:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of year	—	—	—
Granted	367	281	144
Forfeited	(15)	—	—
Reinvested	15	13	5
Units outstanding, end of year	367	294	149
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the year ended December 31, 2014 in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Consolidated Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.

2014	23

Share appreciation rights plan
In addition to the Company’s stock option plan, the Company had issued share appreciation rights (“units”) under a share appreciation rights plan, which was cancelled effective January 30, 2014. Share appreciation rights were similar to stock options except that the holder did not have the right to purchase the underlying share of the Company and instead was to receive cash. Units granted under the share appreciation rights plan vested one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted had an expiry five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	2014		2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of year	70	5.62	153	7.80
Exercised	(60)	4.61	—	—
Cancelled / Forfeited	(10)	11.65	(83)	9.64
Units outstanding, end of year	—	—	70	5.62
Units exercisable, end of year	—	—	70	5.62
For the years ended December 31, 2014 and December 31, 2013 immaterial compensation expense recoveries were recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income in respect of share appreciation rights.
21. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

(000s)	2014	2013
Net earnings	11,482	58,512
Dilutive effect of convertible debentures	(13,120)	(5,476)
Diluted net earnings	(1,638)	53,036
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

(000s)	2014	2013
Weighted-average number of shares outstanding	74,944	73,962
Dilutive effect of stock options	691	1,536
Dilutive effect of convertible debentures	6,765	6,474
Weighted-average number of diluted shares outstanding	82,400	81,972
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2014, the Company excluded 5,984,200 stock options (2013 – 4,406,000) as their exercise price was greater than the average common share market price in the year.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

24	2014

22. DIVIDENDS
During the year ended December 31, 2014, the Company paid the following dividends on its common shares:

Ex-dividend date	Record date	Payment date	Per share amount
May 20, 2014	May 22, 2014	May 28, 2014	$0.10
June 12, 2014	June 16, 2014	June 30, 2014	$0.05
September 11, 2014	September 15, 2014	September 30, 2014	$0.05
December 11, 2014	December 15, 2014	December 31, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders.
On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash on March 31, 2015 to shareholders of record on March 16, 2015.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
23. RELATED PARTY DISCLOSURES
Details of controlled entities are as follows*:

		Ownership Interest	Ownership Interest
	Country of	2014	2013
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100
TG Holdings Egypt Inc.	Turks & Caicos	100	100
TG South Alamein Inc.	Turks & Caicos	100	100
TG South Mariut Inc.	Turks & Caicos	100	100
TG South Alamein II Inc.	Turks & Caicos	100	100
TG Energy Marketing Inc.	Turks & Caicos	100	—
TG NW Gharib Inc.	Turks & Caicos	100	100
TG SW Gharib Inc.	Turks & Caicos	100	100
TG SE Gharib Inc.	Turks & Caicos	100	100
TG S Ghazalat Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
* Includes only entities that were active as at December 31, 2014.

24. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the board of directors and the six executive officers of the Company.
Key management personnel remuneration consisted of the following:

(000s)	2014	2013
Salaries, incentives and short-term benefits	$2,897	$2,547
Share-based compensation	3,073	3,029
	$5,970	$5,576

2014	25

25. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties	$263,402	$306,579	$11,192	$8,737	$274,594	$315,316
Other income	7	153	1	3	8	156
Total segmented revenue	263,409	306,732	11,193	8,740	274,602	315,472

Segmented expenses
Production and operating	64,977	58,215	11,491	7,576	76,468	65,791
Depletion, depreciation and amortization	49,387	47,659	1,741	1,347	51,128	49,006
Income taxes - current	61,972	87,583	1,067	1,268	63,039	88,851
Income taxes - deferred	(1,841)	(1,192)	(7,972)	(2,308)	(9,813)	(3,500)
Impairment loss	19,897	30,071	51,476	—	71,373	30,071
Total segmented expenses	194,392	222,336	57,803	7,883	252,195	230,219
Segmented earnings	$69,017	$84,396	$(46,610)	$857	22,407	85,253

Non-segmented expenses (income)
Exploration					669	136
General and administrative					29,866	27,569
Foreign exchange (gain) loss					(6,486)	(5,042)
Depreciation and amortization					461	408
Unrealized (gain) loss on financial instruments					(11,589)	(5,254)
Other revenue					(9,250)	—
Finance revenue					(313)	(206)
Finance costs					7,567	9,130
Total non-segmented expenses					10,925	26,741

Net earnings for the year					$11,482	$58,512

Capital expenditures
Exploration and development	$105,169	$125,004	$1,537	$3,740	$106,706	$128,744
Corporate					833	426
Total capital expenditures					$107,539	$129,170

26	2014

The carrying amounts of reportable segment assets and liabilities are as follows:

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$100,594	$—	$100,594
Property and equipment
Petroleum properties	261,737	—	261,737
Other assets	3,288	—	3,288
Goodwill	8,180	—	8,180
Other	223,676	3,493	227,169
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Accounts payable and accrued liabilities	$35,227	$3,940	$39,167
Deferred taxes	39,050	—	39,050
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

2014	27

26. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

(000s)	2014	2013
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$30,710	$72,733
Prepaids and other	(9,038)	(675)
Product inventory	1,216	(1,216)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	3,600	(10,452)
	$26,488	$60,390

(000s)	2014	2013
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$787	$(785)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2,689	(1,236)
	$3,476	$(2,021)

27. JOINT ARRANGEMENTS
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
All of the joint arrangements in which the Company is involved are conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"). Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Consolidated Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.

The Company's joint arrangements are established to facilitate the development and production of oil and gas and are governed by the respective PSCs between the host government and the Company along with its joint interest partner(s) in some cases (collectively, the "Contractor").
As at December 31, 2014, the Company was involved in the following joint arrangements:

Joint arrangement	Classification	Place of business	Applicable PSC	Working interest[1]
Dara Petroleum Company	Joint operation	Egypt	West Gharib	100%
West Bakr Petroleum Company	Joint operation	Egypt	West Bakr	100%
Petro Safwa Petroleum Company	Joint operation	Egypt	East Ghazalat	50%
Block S-1 PSA Joint Operation	Joint operation	Yemen	Block S-1	25%
Block 32 PSA Joint Operation	Joint operation	Yemen	Block 32	13.81087%
[1] Working interest represents the Company's proportionate share of assets purchased and costs incurred. It also represents the Company's entitlement to the Contractor's share of oil produced and royalties and taxes paid in accordance with the respective PSCs.

28	2014

28. SUBSEQUENT EVENTS
Joint marketing agreement
The Company entered into a joint marketing agreement with EGPC in late December 2014. The new agreement, which became effective in January 2015, will allow TransGlobe to directly contract oil shipments with international buyers. The first oil shipment under this agreement was lifted from the Ras Gharib terminal on January 24, 2015 and has been contracted for sale and delivery to the end buyer in early March. Assuming the continued cooperation of EGPC, TransGlobe anticipates that the joint marketing agreement will substantially reduce the Company's credit risk on a go-forward basis.
NW Sitra Concession
On January 8, 2015, the NW Sitra exploration concession was ratified into law. Pursuant to the PSC for NW Sitra, the Company has a minimum financial commitment of $10.0 million and a work commitment of two wells plus 300 square kilometers of 3-D seismic during the initial 3.5 year exploration period.

Yemen relinquishments

In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. There are no forward obligations or commitments on Block 32 or Block 72.

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